EXHIBIT 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

Ritchie Bros. Auctioneers Incorporated

for the quarter ended March 31, 2015

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance, objectives and targets;
•	our ability to drive shareholder value through management structure and reorganization changes, including our ability to reinvigorate revenue and earnings growth, optimize capital allocation and structure, and improve Return on Net Assets (“RONA”) (as defined below);
•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of EquipmentOne and our other online marketplaces;
•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups, including those in the used equipment market, and do more business with new customer groups in new markets;
•	the impact of our new initiatives and services on us and our customers;
•	our ability to add new business and information solutions, including, among others, our ability to utilize technology to enhance our auction services and support additional value-added services;
•	the effect of Original Equipment Manufacturer (“OEM”) production on our Gross Auction Proceeds (“GAP”) (as defined below);
•	the supply trend of equipment in the market and the anticipated price environment for late model equipment, as well as the resulting effect on our business and GAP;
•	fluctuations in our quarterly revenues and operating performance resulting from the seasonality of our business;
•	our ability to grow our sales force, minimize turnover, and improve Sales Force Productivity (as defined below);
•	the effect of an increased number of our Revenue Producers (as defined below), including our Territory Managers (“TMs”) and our territory sales support personnel, on our sales team performance, GAP and revenues;
•	the relative percentage of GAP represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability;
•	our Revenue Rates (as defined below), the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of GAP and revenues;
•	our future capital expenditures and returns on those expenditures;
•	the proportion of our revenues and Operating Expenses (as defined below) denominated in currencies other than the United States (“U.S.”) dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;
•	financing available to us and the sufficiency of our working capital to meet our financial needs; and
•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities.

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Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long-term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.

While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance materially or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed or referenced under “Risk Factors” herein and other relevant factors.

About Us

Ritchie Bros. (NYSE & TSX: RBA) is the world leader for the exchange of used equipment. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we launched EquipmentOne, an online used equipment marketplace, to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of industrial machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment and other assets used in the construction, agricultural, transportation, energy, mining, forestry, material handling and marine industries. The majority of the assets sold through our sales channels represent construction machinery.

We operate from over 110 locations in 19 countries worldwide. Our world headquarters are located in Vancouver, Canada.

Overview

The following discussion summarizes significant factors affecting our consolidated operating results and financial condition for the three-month periods ended March 31, 2015 and 2014.

This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three-month periods ended March 31, 2015 and 2014, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. Additional information relating to us, including our audited annual consolidated financial statements and notes thereto, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, as well as our most recent Annual Information Form, is available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on SEDAR, EDGAR or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of May 5, 2015.

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We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Except for GAP, the amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except share and per share amounts.

In the following discussion and tables, net earnings, Adjusted Net Earnings, diluted earnings per share (“EPS”) and Diluted Adjusted EPS have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent.

Consolidated Highlights

•	Record first quarter net earnings of $23.6 million; 65% higher than the first quarter of 2014
•	First quarter 2015 diluted EPS of $0.22 per share; 65% higher than the first quarter of 2014
•	Record first quarter revenues; 17% higher than the first quarter of 2014
•	First quarter 2015 Revenue Rate (as defined below) of 12.10%, achieved through strong performance of our underwritten business
•	$62.6 million returned to shareholders during the first quarter of 2015 through dividends on our common shares and share repurchases

Management uses a performance scorecard, presented below, to align the Company’s operations with strategic priorities. We concentrate on a limited number of metrics to focus the organization and facilitate quarterly performance discussions. A detailed discussion of the Company’s performance is presented in “First Quarter Update”. In the following tables, the abbreviation “bps” stands for basis points.

Income statement scorecard

(in U.S. $ millions, except EPS)	Three months ended March 31,
	2015	2014	Better/ (Worse)
GAP (1)	$955.6	$855.4	12%
Revenues	$115.6	$98.6	17%
Revenue Rate (2)	12.10%	11.53%	57 bps
Adjusted Operating Income (3)	$29.6	$17.7	67%
Adjusted Operating Income Margin (3)	25.6%	18.0%	766 bps
Diluted EPS (4)	$0.22	$0.13	65%

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Balance sheet scorecard

(in U.S. $ millions)	12 months ended March 31,
	2015		2014		Better/ (Worse)
Operating Free Cash Flow (5)	$164.4		$101.4		62%
Working Capital Intensity (6)	-27.8%		-25.9%		182 bps
CAPEX Intensity (7)	4.9%		8.2%		329 bps
RONA (4),(8)	21.1%		17.6%		348 bps
Debt/Adjusted EBITDA (9)	0.6	x	0.9	x	0.3	x

(1)	GAP is a non-GAAP measure that represents the total proceeds from all items sold at our auctions and the Gross Transaction Value (“GTV”) sold through our online marketplaces. GTV is a non-GAAP measure that represents total proceeds from all items sold at our online marketplaces and is a component of our GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to our online marketplace transactions. We believe that the most directly comparable measure to GAP and GTV is revenues as presented in our unaudited condensed consolidated interim financial statements. GAP and GTV are not measures of our financial performance, liquidity or revenue, and are not presented in our consolidated income statements. We believe that comparing GAP and GTV for different financial periods provides useful information about the growth or decline of our net earnings for the relevant financial period.

(2)	Revenue Rate is a non-GAAP measure that is reconciled to our unaudited condensed consolidated interim financial statements by dividing revenues by GAP. We believe that comparing Revenue Rate for different financial periods provides useful information about the growth or decline of our net earnings for the relevant financial period.

(3)	Adjusted Operating Income and Adjusted Operating Income Margin are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing Adjusted Operating Income for different financial periods provides useful information about the growth or decline of net earnings for the relevant financial period, and eliminates the financial impact of items we do not consider to be part of normal operating results. We believe that comparing Adjusted Operating Income Margin for different financial periods is the best indicator of how efficiently we translate revenue into pre-tax profit. We calculate Adjusted Operating Income as earnings from operations excluding the pre-tax effects of significant non-recurring items such as severance, management reorganization, excess property sales, impairment losses and certain other items, which we refer to as ‘adjusting items’. We calculate Adjusted Operating Income Margin as Adjusted Operating Income divided by revenues.

(4)	Figures presented only include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our unaudited condensed consolidated interim financial statements.

(5)	Operating Free Cash Flow is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. Due to the seasonality of our business, we believe that comparing Operating Free Cash Flow on a 12-month rolling basis provides an effective measure of the cash generated by our business and provides useful information regarding cash flows remaining for discretionary return to shareholders, mergers and acquisitions, or debt reduction. We calculate Operating Free Cash Flow as cash generated by operating activities, less cash flows used in property, plant and equipment and intangible asset additions, plus proceeds on disposition of property, plant and equipment.

(6)	Working Capital Intensity and Quick Operating Working Capital are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing Working Capital Intensity on a 12-month rolling basis is the best indicator of how efficiently we convert revenue into cash. The lower the percentage, the faster revenues are converted into cash. We calculate Working Capital Intensity as Quick Operating Working Capital divided by revenues. Quick Operating Working Capital is calculated as trade and other receivables, plus inventory and advances against auction contracts, less auction proceeds payable and trade payables.

(7)	CAPEX Intensity and Net Capital Spending are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing CAPEX Intensity on a 12-month rolling basis provides useful information as to the amount of capital expenditure that we require to generate revenues. We calculate CAPEX Intensity as Net Capital Spending divided by revenues. Net Capital Spending is calculated as cash flows used in property, plant and equipment and intangible asset additions, net of proceeds on disposition of property, plant and equipment.

(8)	RONA, Net Operating Profit After Tax and Adjusted Net Assets are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing RONA on a 12-month rolling basis is the best indicator of the after-tax return generated by net assets employed in the business. We calculate RONA as Net Operating Profit After Tax divided by Adjusted Net Assets. Net Operating Profit After Tax is calculated by adding after-tax net finance costs back to net earnings attributable to equity holders of the parent as reported in the consolidated income statements. Adjusted Net Assets are calculated as total assets less cash and cash equivalents and current liabilities as reported on the consolidated balance sheets.

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(9)	Debt/Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA and Adjusted Earnings from Operations are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing Debt/Adjusted EBIDTA on a 12-month rolling basis is a strong indicator of our leverage. Debt/Adjusted EBITDA presents debt as a multiple of Adjusted EBITDA and is calculated by dividing debt by Adjusted EBITDA. Debt consists of total current and non-current borrowings. Adjusted EBITDA is calculated by adding back depreciation and amortization expenses to Adjusted Earnings from Operations. Adjusted Earnings from Operations represent earnings from operations excluding the pre-tax effects of adjusting items.

Income statement scorecard analysis

For the three months ended March 31, 2015

Gross Auction Proceeds were $955.6 million for the first quarter of 2015, a quarterly record and a 12% increase compared to the first quarter of 2014. Geographically, GAP grew in the United States and Canada, and was partially offset by reductions in Europe and the rest of the world.

Revenue grew 17% during the first three months of 2015 to a first quarter record of $115.6 million, compared to $98.6 million for the first three months of 2014. The increase was primarily a result of increased GAP combined with a strong Revenue Rate in the first quarter of 2015 compared to the same period in 2014. Geographically, revenues grew 27% in the United States and 18% in Canada. Partially offsetting this were declines in revenues of 10% in Europe and 8% in the rest of the world.

The Revenue Rate for the first quarter of 2015 was 12.10% compared to 11.53% in the first quarter of 2014. The increase in the Revenue Rate is primarily due to the performance of our underwritten business, consistent with our strategic focus on this business. The volume of underwritten business increased to 32% during the first quarter of 2015 compared to 24% for the same period in 2014.

Adjusted1 Operating Income grew 67% during the first three months of 2015 to $29.6 million, compared to $17.7 million in the first three months of 2014. The increase is due to our revenue growth of 17%, compared to our selling, general and administrative (“SG&A”) expenses growth of 5% in the first quarter of 2015 compared to the first quarter of 2014. This demonstrates the leverage inherent in our business model.

Adjusted1 Operating Income Margin was 25.6% for the three months ended March 31, 2015, 766 basis points higher than 18.0% for the same period in 2014, primarily due to revenues increasing at a rate higher than SG&A expenses, as noted above.

Diluted EPS for the three months ended March 31, 2015 were $0.22 per diluted share, a 65% increase compared to the first three months of 2014. The increase was driven by increased revenues and other income items, offset slightly by an increase in SG&A expenses and a higher tax rate during the first quarter of 2015 compared to the same period in 2014.

[1]	There were no adjusting items in the first quarter of 2015 or the first quarter of 2014.

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Balance sheet scorecard analysis

For the 12 months ended March 31, 2015

Operating Free Cash Flow increased 62% to $164.4 million during the 12 months ended March 31, 2015 compared to $101.4 million during the 12 months ended March 31, 2014. This increase is the result of more cash generated by operating activities and less capital spending during the 12 months ended March 31, 2015 compared to the same period ended in 2014. We believe that Operating Free Cash Flow is a strong indicator of the cash flows remaining for discretionary return to shareholders, mergers and acquisitions, or debt reduction.

Working Capital Intensity, which we believe is the best indicator of how efficiently we convert revenue into cash, was -27.8% for the 12 months ended March 31, 2015, an improvement of 182 basis points from -25.9% for the 12 months ended March 31, 2014. This improvement in Working Capital Intensity is the result of increased revenues and decreased Quick Operating Working Capital during the 12 months ended March 31, 2015 compared to the same period ended in 2014. The decrease in Quick Operating Working Capital is primarily the result of decreases in advances against auction contracts and inventory balances.  Working Capital Intensity will fluctuate most significantly based on the timing and size of auctions just prior to each period end. The fact that our Working Capital Intensity is negative highlights the minimal amount of working capital required to run our business.

CAPEX Intensity highlights the amount of capital expenditure that we require to generate revenues. CAPEX Intensity was 4.9% for the 12 months ended March 31, 2015, a decrease of 329 basis points from 8.2% for the 12 months ended March 31, 2014. This 40% decrease is due primarily to a decrease in Net Capital Spending of $13.6 million as a result of our control over capital spending and strategic investments and the timing of these expenditures.  Additionally, we realized a corresponding increase in revenues of $34.2 million, or 7%, during the 12 months ended March 31, 2015 compared to the same period ended in 2014.

RONA, which we believe is the best indicator of the after-tax return generated by net assets employed in the business, was 21.1% for the 12 months ended March 31, 2015, an increase of 348 basis points compared to 17.6% in the 12 months ended March 31, 2014. This increase was the result of an increase in Net Operating Profit After Tax combined with a decrease in our Adjusted Net Assets. The decrease in Adjusted Net Assets was driven by foreign exchange effects on non-U.S. dollar denominated assets and a decrease in current liabilities.

Debt/Adjusted1 EBITDA, which is an indicator of our leverage, decreased to 0.6x for the 12 months ended March 31, 2015 compared to 0.9x for the 12 months ended March 31, 2014. We achieved a 13% increase in Adjusted EBITDA with a lower level of borrowings as at March 31, 2015 compared to March 31, 2014.

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First Quarter Update

We achieved record first quarter net earnings of $23.6 million, or $0.22 per diluted share for the three months ended March 31, 2015. This represents a 65% increase over net earnings of $14.3 million, or $0.13 per diluted share, generated during the same period in 2014.

Financial overview	Three months ended March 31,
(in U.S.$000's, except EPS)	2015	2014	$ Change	% Change
Revenues	$115,618	$98,588	$17,030	17%
Direct expense	11,609	10,300	1,309	13%
SG&A expenses	74,372	70,569	3,803	5%
Excluding depreciation and amortization	63,756	59,972	3,784	6%
Earnings from operations	29,637	17,719	11,918	67%
Other income	4,821	2,169	2,652	122%
Finance costs	422	911	(489)	(54)%
Income tax expense	10,115	4,459	5,656	127%
Net earnings (4)	23,588	14,257	9,331	65%
Diluted EPS (4)	$0.22	$0.13	$0.09	65%
Effective tax rate	29.7%	23.5%	622 bps	26%
GAP (1)	$955,561	$855,377	$100,184	12%
Revenue Rate (2)	12.10%	11.53%	57 bps	5%
Direct Expense Rate (10)	1.21%	1.20%	1 bps	1%
EBITDA Margin (11)	34.8%	28.7%	610 bps	21%

For notes (1), (2) and (4), see corresponding notes in “Consolidated Highlights”.

(10)	Direct Expense Rate is a non-GAAP measure that is reconciled to our unaudited condensed consolidated interim financial statements by dividing direct expenses by GAP. We believe that comparing Direct Expense Rate for different financial periods provides useful information about the growth or decline of our net earnings for the relevant financial period.
(11)	EBITDA Margin is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing EBITDA Margin for different financial periods provides useful information about the growth or decline of our net earnings for the relevant financial period. EBITDA Margin is calculated as EBITDA divided by revenues.

The summary results above and the following discussion include the results of operations from EquipmentOne.

EquipmentOne update

Included in GAP for the three months ended March 31, 2015 is the GTV from our online marketplaces of $21.8 million, a 19% increase from the comparative GTV for the three months ended March 31, 2014 of $18.3 million.

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The following table reflects the results of our operations from EquipmentOne:

(in U.S. $ millions)	Three months ended March 31,
	2015	2014	$ Change	% Change
Revenues	$3.0	$2.5	$0.5	20%
SG&A expenses excluding depreciation and amortization	3.2	4.1	(0.9)	(22)%
EBITDA (1)	$(0.2)	$(1.6)	$1.4	88%

(1)	EBITDA is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing EBIDTA for different financial periods provides useful information about the growth or decline of our net earnings for the relevant financial period.

Gross Auction Proceeds

GAP was $955.6 million for the first quarter of 2015, a quarterly record and a 12% increase compared to the first quarter of 2014. GAP for the first quarter of 2015 would have been higher by $52.9 million, or 6%, if foreign exchange rates had remained consistent with those in 2014.

The increase in GAP is primarily due to the increase in the number of lots during the first quarter of 2015 as compared to the first quarter of 2014. The total number of lots at industrial and agricultural auctions grew 16%, increasing to 72,500 in the first quarter of 2015 from 62,500 in the first quarter of 2014. Core auction GAP decreased slightly on a per-lot basis to $12,300 in the first three months of 2015 from $12,700 in the first three months of 2014.

GAP grew in the United States and Canada in the first quarter of 2015 compared to the first quarter of 2014, partially offset by net reductions in GAP in Europe and the rest of the world.

During the first quarter of 2015, we continued to actively pursue the strategic use of underwritten contracts to grow our business and market penetration. During the first quarter of 2015 our underwritten business represented 32% of our GAP compared to 24% during the first quarter of 2014. Straight commission contracts continue to account for the majority of our GAP.

Revenues and Revenue Rate

Revenues include both commission income earned from equipment sellers and fee income earned from equipment buyers. Revenues for the three months ended March 31, 2015 increased 17% to $115.6 million compared to $98.6 million for the three months ended March 31, 2014, primarily due to an increase in GAP combined with an improved commission rate. Revenue in the first quarter of 2015 would have been $6.7 million, or 6%, higher if foreign exchange rates had remained consistent with those in 2014.

Our Revenue Rate for the first quarter of 2015 increased to 12.10% from 11.53% for the first quarter of 2014. This increase is primarily due to the performance of our underwritten business in which commission rates and volume increased in the first quarter of 2015 compared to the first quarter of 2014.

During the first quarter of 2015, our overall average commission rate was 9.75% compared to 9.14% in the first quarter of 2014. This increase is primarily due to the performance of our underwritten business described above.

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Our commission rate and overall Revenue Rate is presented in the graph below:

(1)	The revised administrative fee took effect on July 1, 2011.

Our fee income earned in the three months ended March 31, 2015 was 2.35% of GAP, a slight decrease compared to 2.39% in the same period of 2014. This decrease was primarily due to the mix of equipment sold at our auctions, where a greater proportion of higher-value lots resulted in lower fee income as a percentage of GAP, partially offset by an increase in other fee income earned.

During the three months ended March 31, 2015, revenue earned in the United States increased as a result of an increase in GAP and Revenue Rate in that region. Our geographic revenue distribution is presented below:

Revenue distribution	United States	Canada	Europe	Other
Three months ended March 31, 2015	63%	20%	10%	7%
Three months ended March 31, 2014	58%	20%	12%	10%

Direct Expense Rate

Our Direct Expense Rate for the first quarter of 2015 of 1.21% was consistent with the 1.20% for the first quarter of 2014. Overall, the number of offsite auctions, which typically have a higher Direct Expense Rate, increased in 2015 compared to 2014. However, the impact of the increase in number of offsite auctions was partially offset by increased GAP sold at these auctions. In particular, we generated GAP in excess of $54 million at our Casper, Wyoming, offsite auction, which significantly improved the overall Direct Expense Rate of our offsite auctions.

During the first quarter of 2015, 86% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites, including frontier market sites, as compared to 95% in the first quarter of 2014.

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Selling, general & administrative expenses

Our SG&A expenses increased to $74.4 million in the first quarter of 2015 compared to $70.6 million in the first quarter of 2014, an increase of $3.8 million or 5%. If foreign exchange rates had remained consistent with those in the first quarter of 2014, SG&A expenses would have been $79.8 million for the first quarter of 2015, an increase of $9.3 million or 13% compared to the first quarter of 2014. Specifically, foreign exchange rates had a positive impact on SG&A expenses in the amount of $5.4 million, or 7%, for the three months ended March 31, 2015. This positive impact is mostly due to the effect the declining value of the Canadian dollar and the Euro relative to the U.S. dollar has had on employee compensation and buildings and facilities expenses.

SG&A expenses by nature are presented below:

(in U.S. $000's)	Three months ended March 31,
	2015	2014	$ Change	% Change
Employee compensation	$41,729	$37,476	$4,253	11%
Buildings and facilities	10,046	10,781	(735)	(7)%
Travel, advertising and promotion	6,081	6,200	(119)	(2)%
Other SG&A expenses	5,900	5,515	385	7%
	$63,756	$59,972	$3,784	6%
Depreciation and amortization	10,616	10,597	19	-
SG&A expenses	$74,372	$70,569	$3,803	5%

Employee compensation expenses for the three months ended March 31, 2015 were positively impacted by foreign exchange rates by $2.9 million, offset by $2.1 million in termination benefits resulting from the Separation Agreement with our former Chief Sales Officer, 4% net growth of our headcount, including 5% growth in the number of our Revenue Producers2 to 353 as at March 31, 2015 from 337 as at March 31, 2014, and annual merit increases.

Other SG&A expenses increased for the first quarter of 2015 compared to the first quarter of 2014 as a result of increased consulting and professional fees related to our strategy execution and executive recruitment.

Core auction SG&A expenses by function, excluding depreciation and amortization, are presented below:

(in U.S. $000's)	Three months ended March 31,
	2015	2014	$ Change	% Change
Sales and marketing (1)	$24,839	$21,947	$2,892	13%
Operations (1)	16,099	16,256	(157)	(1)%
Administration (1)	19,660	17,705	1,955	11%
	$60,598	$55,909	$4,689	8%
EquipmentOne	3,158	4,063	(905)	(22)%
Depreciation and amortization	10,616	10,597	19	-
SG&A expenses	$74,372	$70,569	$3,803	5%

[2]	Revenue Producers is a term used to describe our revenue producing sales personnel. This definition is comprised of Regional Sales Managers and TMs.

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(1)	Certain costs, including corporate marketing and rental costs, previously presented as administration expenses are now presented as part of sales and marketing and operations expenses.

Sales and marketing expenses increased primarily due to termination benefits resulting from the Separation Agreement with our former Chief Sales Officer and the impact of an increased number of Revenue Producers by net 16 from March 31, 2014 to March 31, 2015, partially offset by a reduction in marketing costs primarily related to fewer tradeshows. Operations expenses were steady and positively affected by the strengthening U.S. dollar.  Administration expenses increased as result of increased costs related to our annual global meeting held in the first quarter this year, increased consulting and professional fees related to our strategy execution and executive recruitment, as well as greater personnel costs.

Other income and expense

Other income increased $2.7 million, or 122%, to $4.8 million during the three months ended March 31, 2015 compared to $2.2 million for the three months ended March 31, 2014. This increase is primarily the result of foreign exchange gains of $3.2 million recognized in the first quarter of 2015, compared to gains of $1.3 million during the first quarter of 2014. Foreign exchange gains during the first quarter of 2015 were primarily the result of revaluation and settlement of foreign-denominated monetary assets and liabilities held by subsidiaries in Canada, Europe and the United States.

Also contributing to the increase in other income in the first quarter of 2015 compared to the first quarter of 2014, was a $493,000 reversal of an impairment loss originally recognized during the fourth quarter of 2012.

Finance income and costs

Finance costs include interest paid on non-current borrowings and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets. These costs decreased during the three months ended March 31, 2015 compared to the same period in 2014 primarily due to lower borrowings during the period.

Effective tax rate

For the three months ended March 31, 2015, income tax expense was $10.1 million, compared to income tax expense of $4.5 million for the three months ended March 31, 2014. Our effective tax rate of 29.7% for the first quarter of 2015 was higher than the rate of 23.5% for the first quarter of 2014. The increase is primarily the result of a greater proportion of income earned in jurisdictions with higher tax rates.

Effect of exchange rate movement on income statement components

We conduct operations around the world in a number of different currencies, but our presentation currency is the U.S. dollar. In the first quarter of 2015, approximately 37% of our revenues and 54% of our Operating Expenses3 were denominated in currencies other than the U.S. dollar, as compared to 42% and 58%, respectively, in the first quarter of 2014.

[3]	Operating Expenses is a non-GAAP measure that is reconciled to our unaudited condensed consolidated interim financial statements by adding direct expenses and SG&A excluding depreciation and amortization. We believe that comparing Operating Expenses for different financial periods provides useful information about the growth or decline of net earnings for the relevant financial period.

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Translational impact of foreign exchange rates

The main currencies other than the U.S. dollar in which our revenues and Operating Expenses are denominated are the Canadian dollar and the Euro. Over the past 12 months there has been significant weakening of the Canadian dollar and the Euro relative to the U.S. dollar. This weakening will affect our reported revenues and Operating Expenses when non-U.S. dollar amounts are translated into U.S. dollars for financial statement reporting purposes.

The translational impact of foreign exchange rates on our results is presented below:

(in U.S. $000's)	Three months ended March 31,
	2015, as	2015, using
	reported	2014 rates	Change	% Change
GAP	$955,561	$1,008,439	$(52,878)	(6)%
Revenues	$115,618	$122,363	$(6,745)	(6)%
Direct expense	11,609	12,277	(668)	(6)%
SG&A expenses	74,372	79,820	(5,448)	(7)%
Excluding depreciation and
amortization	63,756	68,404	(4,648)	(7)%
Depreciation and amortization	10,616	11,416	(800)	(8)%
Earnings from operations	$29,637	$30,266	$(629)	(2)%

U.S. dollar exchange rate comparison

Value of one U.S. dollar	Three months ended March 31,
	2015	2014	% Change
Period-end exchange rate
Canadian dollar	$1.2685	$1.1050	15%
Euro	0.9316	0.7262	28%
Average exchange rate
Canadian dollar	$1.2411	$1.1035	12%
Euro	0.8890	0.7299	22%

Transactional impact of foreign exchange rates

We recognized $3.2 million of foreign exchange gains in the first quarter of 2015, compared to gains of $1.3 million during the first quarter of 2014. Foreign exchange gains recognized during the first quarter of 2015 were primarily the result of settlement of foreign-denominated monetary assets and liabilities.

Net earnings

Net earnings for the three months ended March 31, 2015 were $23.6 million, or $0.22 per diluted share, compared to net earnings of $14.3 million, or $0.13 per diluted share, for the three months ended March 31, 2014, primarily as a result of an increase in revenues.

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Revenue Flow-through Rate 4

We believe that the table below showing our core auction Revenue Flow-through Rate illustrates our sensitivity to the effect of changes in our revenues on our EBITDA Margin, due to our relatively fixed quarterly Operating Expenses.

(in U.S.$ millions)	Three months ended March 31, 2015
	Incremental Revenues 2015 over 2014	Incremental Operating Expenses 2015 over 2014	Incremental EBITDA 2015 over 2014	Revenue flow- through Rate
Core auction	$16.5	$6.0	$10.5	64%

(in U.S.$ millions)	Three months ended March 31, 2014
	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow- through Rate
Core auction	$(3.0)	$0.7	$(3.7)	(125)%

Core auction revenues for the three months ended March 31, 2015 increased by $16.5 million compared to the same period in 2014, combined with an increase of $6.0 million in Operating Expenses over the same period. The net result was that 64% of the increased revenues flowed directly to our core auction EBITDA, which increased our overall EBITDA Margin to 34.8% in the first quarter of 2015 compared to 28.7% in the first quarter of 2014.

[4]	Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures. Revenue Flow-through is reconciled to our unaudited condensed consolidated interim financial statements by subtracting incremental Operating Expenses from incremental revenues in the period, and demonstrates the impact of incremental revenues on our EBITDA. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of the absolute value of incremental revenues. We believe that comparing the influence of incremental revenues on EBITDA for different financial periods provides useful information about our performance for the relevant financial period.

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Strategy

Over the past several years our strategy has continued to evolve. During 2014 we updated our strategy to outline the following objectives, strategic pillars and key enablers:

There are three main drivers to our strategy and roadmap to generate shareholder value:

GROW Revenue and Earnings

We are committed to pursuing growth initiatives that will further enhance our sector reach, drive geographic depth, meet a broader set of customer needs, and add scale to our operations. EquipmentOne is a key part of a full-service offering to provide our customers with a menu of options that cater to their needs at different points of their asset disposition journey.

This “Better Together” strategy of offering EquipmentOne alongside our core auction services is a key step in developing a truly multi-channel offering to our market. In addition, we will focus on accelerating our Strategic Accounts growth and improving the overall performance and use of our underwritten contracts.

GROW – first quarter update

During the first three months of 2015 compared to the first three months of 2014 we grew revenues in the United States by 27%, consistent with our focus on driving geographic depth in our existing markets. We also focused on improving our underwritten business, which resulted in an increase in our Revenue Rate to 12.10% in the first quarter of 2015 compared to 11.53% in the first quarter of 2014. In addition, as a part of our “Better Together” strategy, we launched a series of pilot projects aimed at integrating and growing our EquipmentOne offering.

DRIVE Efficiencies and Effectiveness

We plan to take advantage of opportunities to improve the overall effectiveness of our organization by enhancing sales productivity, modernizing and integrating our legacy IT systems and optimizing business processes. We are also implementing formal performance measurement metrics (such as a Performance Scorecard) to gauge our effectiveness and progress, and will better align our executive compensation plans with our new strategy and key targets. We are also better aligning our organizational structure to help us more effectively meet the needs of our customers in each of our regions. We believe this will enhance the agility of our organization, and our decision making processes, to better serve our customers.

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DRIVE – first quarter update

At the end of March 2015, we completed the rollout phase of our Sales Force Automation tool, which gives greater visibility to all sales opportunities and our overall organization’s pipeline. Also, during the first quarter of 2015 we revised short-term and long-term incentive plans for all management levels based on formal performance measurement metrics. We feel that these metrics, which are based on RONA, net earnings growth and growth of the price of our common shares, better align employee incentives with stakeholder needs.

OPTIMIZE our Balance Sheet

Our business model provides us with the unique ability to generate strong cash flows. Cash flow represents our ability to convert revenue into cash, and provides a meaningful indication of the strength inherent in our business. We will focus not only on profit growth but also cash flow growth. There will also be an increased emphasis on site performance — specifically on the return we are receiving for the investments we have made in each region. The majority of our sites meet these return expectations and some are significantly exceeding them.

OPTIMIZE – first quarter update

During the first quarter of 2015, we repurchased 1.9 million of our common shares at a total cost of $47.5 million in order to address option dilution consistent with our capital allocation priorities. In addition, we paid dividends of $15.1 million on our common shares. In total we returned $62.6 million to our shareholders as we executed on our capital allocation strategy. We also managed our Net Capital Spending such that it remains well below 10% of our revenues on a rolling 12-month basis.

Used Equipment Market Update

During the first quarter of 2015, the used equipment market was stable with pricing remaining consistent with what we saw in the fourth quarter of 2014; though we did not see the pricing gains that are typical in the first quarter.   The United States market is responding more positively to the softening of the oil and gas industries, with other markets such as Canada and Europe remaining stable but varied regionally.

During the quarter we also saw an improvement in the overall age of equipment coming to market, a trend that we believe is resulting from the increase in OEM production which began in 2010 and is generating more transactions in the current used equipment marketplace and creating larger pools of used equipment for future transactions. Overall, our operations in the United States and Canada generated more GAP in the first quarter of 2015 as compared to the first quarter of 2014, although that performance varied regionally.

Operations Update

During the three months ended March 31, 2015, we conducted 40 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia, as compared to 35 during the first quarter of 2014.

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Our key industrial auction metrics are shown below:

Key industrial auction metrics (1)	Three months ended March 31,
	2015	2014	Change	% Change
Bidder registrations	106,500	90,000	16,500	18%
Consignments	8,900	8,900	-	-
Buyers	25,200	21,900	3,300	15%
Lots	72,500	62,500	10,000	16%

(1)	For a breakdown of these key industrial auction metrics by month, please refer to our website at www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

The increase in GAP in the first three months of 2015 as compared to the same period in 2014 was primarily due to the increase in the number of lots. This increase was slightly offset by a decrease in the value per lots in the first quarter of 2015 compared to the first quarter of 2014.

Although our auctions vary in size, our average industrial auction results for the three months ended March 31, 2015 and 2014 are described in the following table:

Average per industrial auction	Three months ended March 31,
	2015	2014	$ Change		% Change
GAP	$22.2 million	$22.7 million	$(0.5 million	)	(2)%
Bidder registrations	2,668	2,575	93		4%
Consignors	224	255	(31)		(12)%
Lots	1,803	1,784	19		1%

The decrease in average GAP per industrial auction in the first quarter of 2015 compared to the first quarter of 2014 was primarily due to the decrease in consignors, but the impact was diluted by the increase in bidder registrations and number of lots over the same comparative period.

Website metrics5

The Ritchie Bros. website (www.rbauction.com) is a gateway to our online bidding system, which allows bidders to participate in our auctions over the internet and showcases upcoming auctions and equipment to be sold. This online bidding service gives our auction customers the choice of how they want to do business with us and access to both live and online auction participation. Internet bidders comprised 62% of the total bidder registrations at our industrial auctions in the first quarter of 2015, compared to 58% in the first quarter of 2014, continuing to demonstrate our ability to drive multichannel participation at our auctions.

Our EquipmentOne website (www.equipmentone.com) provides access to our online equipment marketplace.

[5]	None of the information in our websites is incorporated by reference into this document by this or any other reference.

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The following table provides information about the average monthly users of our websites:

Average monthly users	Three months ended March 31,
	2015	2014	Change	% Change
www.rbauction.com	857,315	589,726	267,589	45%
www.equipmentone.com	112,908	86,910	25,998	30%

Online bidding and equipment marketplace purchase metrics

We continue to see an increase in the use and popularity of both our online bidding system and our online equipment marketplace. During the first quarter of 2015, we attracted record first quarter online bidder registrations and sold approximately $405.7 million of equipment, trucks and other assets to online auction bidders and EquipmentOne customers. This represents a 27% increase over the first quarter of 2014 and a first quarter online sales record.

Productivity

During the three months ended March 31, 2015 we expanded our training strategy and introduced new leadership training programs for our sales management team. We believe this contributed to our retention of Revenue Producers and an increase in Sales Force Productivity to $11.9 million per Revenue Producer for the three months ended March 31, 2015 compared to $11.1 million for the same period in 2014. We measure Sales Force Productivity as rolling 12-month core auction GAP per Revenue Producer. It is an operational statistic that we believe provides a gauge of the effectiveness of Revenue Producers in increasing our GAP, and ultimately our net earnings.

Our headcount statistics as at the end of each period are presented below:

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Full-time employees	1,479	1,468	1,472	1,455	1,422
Revenue Producers	353	353	344	342	337
TMs	308	307	296	292	287

During the 12 months ended March 31, 2015, we increased the number of TMs by net 21 and Revenue Producers by net 16. In total, we had 308 TMs at March 31, 2015, which is the highest number we have had in our history.

We believe that our increased number of Revenue Producers, in conjunction with training and placement in appropriate markets and the increase in our territory sales support personnel, will lead to improved performance from our sales team and an increase in GAP and revenues in future periods.

Summary of Quarterly Results (Unaudited)

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. Except for GAP, this data has been derived from our unaudited condensed consolidated interim financial statements, which were prepared on the same basis as our audited annual consolidated financial statements, and in our opinion, include all normal, recurring adjustments necessary for the fair presentation of such information.

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These unaudited quarterly results should be read in conjunction with our audited annual consolidated financial statements for the years ended December 31, 2014 and 2013, and our discussion above about the seasonality of our business.

(in U.S.$000's, except EPS)	Q1 2015	Q4 2014	Q3 2014	Q2 2014
GAP (1)	$955,561	$1,241,184	$886,876	$1,229,204
Revenues	115,618	138,457	102,217	141,835
Net earnings (4)	23,588	29,284	9,342	38,607
Adjusted Net Earnings (4),(12)	23,588	33,496	14,480	38,607
Basic EPS (4)	$0.22	$0.27	$0.09	$0.36
Diluted EPS (4)	0.22	0.27	0.09	0.36
Diluted Adjusted EPS (4),(12)	0.22	0.31	0.13	0.36

(in U.S.$000's, except EPS)	Q1 2014	Q4 2013	Q3 2013	Q2 2013
GAP (1)	$855,377	$1,109,834	$789,640	$1,072,942
Revenues	98,588	131,223	105,800	128,322
Net earnings (4)	14,257	33,745	16,295	29,795
Adjusted Net Earnings (4),(12)	14,257	30,324	15,878	29,795
Basic EPS (4)	$0.13	$0.32	$0.15	$0.28
Diluted EPS (4)	0.13	0.31	0.15	0.28
Diluted Adjusted EPS (4),(12)	0.13	0.28	0.15	0.28

For notes (1) and (4), see corresponding notes in “Consolidated Highlights”.

(12)	Adjusted Net Earnings and Diluted Adjusted EPS are non-GAAP measures, which, where applicable, are reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures” for the relevant financial period. We believe that comparing Adjusted Net Earnings and Diluted Adjusted EPS for different financial periods provides useful information about the growth or decline of our net earnings for the relevant financial period, and eliminates the financial impact of items we do not consider to be part of our normal operating results. Adjusted Net Earnings represent net earnings attributable to equity holders of the parent excluding the after-tax effects of adjusting items. Diluted Adjusted EPS is calculated as Adjusted Net Earnings divided by the number of diluted weighted average shares outstanding at the end of the period.

GAP and revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our GAP and revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our GAP, revenues and net earnings are best compared on an annual or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On May 5, 2015 we had 106,069,983 common shares issued and outstanding and stock options outstanding to purchase a total of 4,324,526 common shares. No preferred shares have been issued or are outstanding. The outstanding stock options had a weighted average exercise price of $22.75 per share and a weighted average remaining term of 6.9 years.

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Share repurchase program

On February 26, 2015, we received approval from the TSX to proceed with a Normal Course Issuer Bid. In March 2015, we executed the following share repurchases at a total cost of $47.5 million:

	Issuer purchases of equity securities
	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publically announced program (1)	(d) Maximum approximate dollar value of shares that may yet be purchased under the program (2)
March 2015 (3)	1,900,000	$24.98	1,900,000	$52.5 million

(1)	Our share repurchase program was publically announced on January 12, 2015.
(2)	On January 12, 2015, our Board of Directors authorized us to repurchase up to a maximum of $100 million worth of our common shares between the TSX approval date and December 31, 2017.
(3)	Repurchases during the month of March 2015 began on March 6, 2015 and ended on March 25, 2015.

All repurchased shares were cancelled on March 26, 2015.

Liquidity and Capital Resources

(in U.S. $000's)	March 31,	December 31,
	2015	2014	% Change
Cash and cash equivalents	$300,928	$233,089	29%
Current assets	$479,085	$394,573	21%
Current liabilities	375,691	254,221	48%
Working capital	$103,394	$140,352	(26)%

We believe that working capital is a more meaningful measure of our liquidity than cash alone. Our working capital decreased during the three months ended March 31, 2015 primarily as a result of our repurchase of 1.9 million common shares for $47.5 million and payment of dividends of $15.1 million, partially offset by the increase in net earnings generated during the period.

At March 31, 2015, we had $7.6 million in current borrowings, which consisted primarily of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 1.7%. As at December 31, 2014 our current borrowings were $7.8 million with a weighted-average annual interest rate of 1.8%.

The remaining available borrowings under our credit facilities totalled $480 million, including $121 million under a three-year uncommitted, non-revolving credit facility expiring in November 2017, and $217 million under a five-year committed, revolving credit facility expiring May 2018.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth including, but not limited to mergers and acquisitions, development of EquipmentOne and other growth opportunities.

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Cash flows

(in U.S. $000's)	Three months ended March 31,
	2015	2014	% Change
Cash generated by (used in):
Operating activities	$145,569	$105,962	37%
Investing activities	(4,973)	(10,295)	(52)%
Financing activities	(60,319)	(38,396)	57%
Effect of changes in foreign currency rates	(12,438)	(2,743)	353%
Net increase in cash and cash equivalents	$67,839	$54,528	24%

Our cash generated by operating activities can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers and the timing of the payment of net amounts due to consignors.

A large portion of the increase in cash generated by operating activities was due to a larger decrease in inventory and advances against auction contracts during the first quarter of 2015 compared to the same period in 2014.

Cash used in investing activities decreased in the first three months of 2015 compared to the same period in 2014 primarily due to decreased capital expenditures related to the addition of property, plant and equipment and intangible assets. Our capital expenditures for the first quarter of 2015 totalled $5.7 million and were primarily for the development of our information systems and enhancements of our existing auction sites. This compares to capital expenditures of $11.0 million for the first quarter of 2014.

Cash used in financing activities increased in the first quarter of 2015 compared to the first quarter of 2014. The increase was primarily due to our repurchase of 1.9 million common shares valued at $47.5 million in March 2015, and payment of more dividends during the first three months of 2015 compared to the same period in 2014. The increase was partially offset by repayment of a $30 million term loan in January 2014.

We declared and paid regular cash dividends of $0.13 per share for the quarter ended March 31, 2014, and declared and paid regular cash dividends of $0.14 per share for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014. We have declared, but not yet paid, a dividend of $0.14 per share for the quarter ended March 31, 2015.

Total dividend payments during the three months ended March 31, 2015 were $15.1 million to equity holders of the parent entity, and $1.3 million to non-controlling interests. This compares to total dividend payments of $13.9 million to equity holders of the parent entity during the equivalent period in 2014. We had a Dividend Payout Ratio6 of 54.8% during the 12 months ended March 31, 2015 compared to 60.7% during the 12 months ended March 31, 2014. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

[6]	Dividend Payout Ratio is a non-GAAP measure, which is reconciled to the most directly comparable GAAP measures in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing Dividend Payout Ratio for different financial periods is the best indicator of how well our earnings support our dividend payments. We calculate Dividend Payout Ratio as dividends paid divided by Adjusted Net Earnings.

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Non-current borrowings and credit facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount.

As at March 31, 2015, we had outstanding fixed rate non-current borrowings bearing annual interest rates ranging from 3.59% to 6.385% (with a weighted-average annual interest rate of 5.0%). We were in compliance with all financial and other covenants applicable to our credit facilities at March 31, 2015.

Future scheduled interest payments over the next five years relating to our non-current borrowings outstanding at March 31, 2015 were as follows:

(in U.S. $000's)	Scheduled interest payments
	In 2015	In 2016	In 2017	In 2018	In 2019	Thereafter
On non-current borrowings	$3,922	$3,250	$2,209	$2,209	$2,209	$5,253

Non-GAAP Measures

We make reference to various non-GAAP performance measures throughout this discussion and analysis. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. In particular, our definitions of GAP and GTV may differ from those used by other participants in our industry. GAP and GTV are important measures we use in comparing and assessing our operating performance.

We believe that revenues and certain other line items are best understood by considering their relationship to GAP and GTV. Our revenues are earned in the course of conducting our auctions and online marketplace transactions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment that we have purchased and sold in the same manner as consigned equipment.

The following tables provide reconciliations of non-GAAP measures to the most directly comparable GAAP measures reflected in our consolidated financial statements.

Adjusted Operating Income and Adjusted Operating Income Margin reconcile to revenues, direct expenses and SG&A expenses as follows:

(in U.S. $ millions)	Three months ended March 31,
	2015	2014	Better/ (Worse)
Revenues	$115.6	$98.6	17%
Direct expenses	(11.6)	(10.3)	(13)%
SG&A expenses	(74.4)	(70.6)	(5)%
Earnings from operations	$29.6	$17.7	67%
Adjusting items	-	-	-
Adjusted Operating Income	$29.6	$17.7	67%
Adjusted Operating Income Margin	25.6%	18.0%	766 bps

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Operating Free Cash Flow reconciles to cash flows generated by or used in our operating and investing activities as follows:

(in U.S. $ millions)	12 months ended March 31,
	2015	2014	% Change
Cash generated by operating activities	$188.6	$139.2	35%
Less: Property, plant and equipment additions	(21.6)	(36.3)	(40)%
Less: Intangible asset additions	(12.0)	(15.4)	(22)%
Add: Proceeds on disposition of property plant and equipment	9.4	13.9	(32)%
Operating Free Cash Flow	$164.4	$101.4	62%

Quick Operating Working Capital and Working Capital Intensity reconcile to our current assets, current liabilities and revenues as follows:

(in U.S. $ millions)	As at and for the 12 months ended March 31,
	2015	2014	% Change
Trade and other receivables	$123.5	$139.8	(12)%
Inventory	27.9	50.5	(45)%
Advances against auction contracts	7.6	18.2	(58)%
Auction proceeds payable	(255.1)	(284.4)	(10)%
Trade payables	(42.1)	(44.4)	(5)%
Quick Operating Working Capital	$(138.2)	$(120.3)	15%
Revenues	498.1	463.9	7%
Working Capital Intensity	-27.8%	-25.9%	(7)%

Net Capital Spending and CAPEX Intensity reconcile to cash flows used in or generated by investing activities and revenues as follows:

(in U.S. $ millions)	12 months ended March 31,
	2015	2014	% Change
Property, plant and equipment additions	$21.6	$36.3	(40)%
Intangible asset additions	12.0	15.4	(22)%
Less: Proceeds on disposition of property plant and equipment	(9.4)	(13.9)	(32)%
Net Capital Spending	$24.2	$37.8	(36)%
Revenues	498.1	463.9	7%
CAPEX Intensity	4.9%	8.2%	(40)%

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Net Operating Profit After Tax, Adjusted Net Assets and RONA reconcile to net earnings, net finance costs, total assets, cash and cash equivalents and current liabilities as follows:

(in U.S. $ millions)	As at and for the 12 months ended March 31,
	2015	2014	% Change
Net earnings attributable to equity holders of the parent	$100.8	$94.1	7%
Add: Net finance costs	2.6	4.4	(41)%
Less: Income tax recovery on finance costs	(0.8)	(1.0)	(20)%
Net Operating Profit After Tax	$102.6	$97.5	5%
Total assets	$1,163.3	$1,280.5	(9)%
Less: Cash and cash equivalents	(300.9)	(288.9)	4%
Less: Current liabilities	(375.7)	(437.7)	(14)%
Adjusted Net Assets	$486.7	$553.9	(12)%
RONA	21.1%	17.6%	20%

Adjusted Earnings from Operations, Adjusted EBITDA and Debt/Adjusted EBITDA reconcile to borrowings, earnings from operations and depreciation and amortization expenses as follows:

(in U.S. $ millions)	As at and for the 12 months ended March 31,
	2015		2014		% Change
Current borrowings	$7.6		$37.5		(80)%
Non-current borrowings	104.1		115.0		(9)%
Debt	$111.7		$152.5		(27)%
Earnings from operations	$142.4		$122.5		16%
Adjusting items:
Management reorganization	5.5		-		100%
CEO Separation Agreement	-		4.6		(100)%
Adjusted Earnings from Operations	$147.9		$127.1		16%
Add: Depreciation of property, plant and equipment	39.8		39.7		-
Add: Amortization of intangible assets	4.8		3.9		23%
Adjusted EBITDA	$192.5		$170.7		13%
Debt/Adjusted EBITDA	0.6	x	0.9	x	(33)%

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EBITDA and EBITDA Margin reconcile to earnings from operations as follows:

(in U.S.$000's)	Three months ended March 31,
	2015	2014	$ Change	% Change
Earnings from operations	$29,637	$17,719	$11,918	67%
Add: Depreciation of property, plant and equipment	9,280	9,442	(162)	(2)%
Add: Amortization of intangible assets	1,336	1,155	181	16%
EBITDA	$40,253	$28,316	$11,937	42%
Revenues	$115,618	$98,588	$17,030	17%
EBITDA Margin	34.8%	28.7%	610 bps	21%

Core auction incremental EBITDA reconciles to incremental earnings from operations as follows:

(in U.S.$ millions)	Three months ended
	March 31,
	2015	2014
Core auction incremental EBITDA	$10.5	$(3.7)
Incremental depreciation and amortization	-	(0.3)
Incremental EBITDA from EquipmentOne	1.4	0.1
Incremental earnings from operations	$11.9	$(3.9)

Earnings from operations, current period	$29.6	$17.7
Less: Earnings from operations, comparative period	(17.7)	(21.6)
Incremental earnings from operations	$11.9	$(3.9)

Dividend Payout Ratio reconciles to dividends paid as follows:

(in U.S. $ millions)	12 months ended March 31,
	2015	2014	% Change
Dividends paid	$60.4	$54.8	10%
Adjusted Net Earnings	110.2	90.3	22%
Dividend Payout Ratio	54.8%	60.7%	(10)%

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our presentation currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

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During the first quarter of 2015, we recorded a net reduction in our foreign currency translation adjustment balance of $28.3 million, compared to a net decrease of $1.1 million in the first quarter of 2014. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

We are not exposed to significant interest rate risk due to the fact that our non-current borrowings bear fixed rates of interest. Our current borrowings, which usually mature one to three months from inception, are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at March 31, 2015 we had a total of $7.6 million in revolving loans bearing floating rates of interest, as compared to $7.8 million at December 31, 2014.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Related Party Transactions

During the three months ended March 31, 2015, we recognized $2.1 million in termination benefits resulting from the Separation Agreement with our former Chief Sales Officer. No similar remuneration was recognized during the three months ended March 31, 2014.

Critical Accounting Policies, Judgments, Estimates and Assumptions

Aside from the estimate discussed below, there were no significant changes in our critical accounting policies, judgments, estimates and assumptions since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2014, which is included in our 2014 Annual Report filed on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

The following discussion of our critical accounting estimate is intended to supplement the significant judgments, estimates and assumptions presented as Note 2 to our unaudited condensed consolidated interim financial statements, which summarizes the judgments, estimates and assumptions used in the preparation of those consolidated financial statements. The estimate discussed below is included here because it requires more significant estimate in the preparation and presentation of our consolidated financial statements than other estimates.

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Valuation of performance share units subject to market conditions

We initially measure the cost of cash-settled transactions subject to market vesting conditions using a binomial model to determine the fair value of the liability incurred. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share unit, volatility and dividend yield, as well as making assumptions about them. For cash-settled share-based payment transactions, the liability needs to be re-measured at the end of each reporting period up to the date of settlement. This requires a reassessment of the estimates used at the end of each reporting period.

Changes in Accounting Policies

There have been no changes in our accounting policies during the three-months ended March 31, 2015.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the three months ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. The risks and uncertainties described below are a partial summary of the key risks we face. Holders of our common shares should consider these risks in addition to the more extensive list of risks and uncertainties we face that is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, which is included in our 2014 Annual Report, and also in our most recent Annual Information Form, both of which are filed on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

We may have difficulties developing and managing our growth.

One of the main elements of our strategy is to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;
•	developing and enhancing an appropriate sales strategy;
•	identifying and developing new geographic markets and market sectors;

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•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;
•	successfully executing the realignment of our sales and operations teams;
•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;
•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;
•	receiving necessary authorizations and approvals from governments for proposed development or expansion;
•	integrating successfully new facilities and any acquired businesses into our existing operations;
•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;
•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;
•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;
•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;
•	succeeding against local and regional competitors in existing and new geographic markets;
•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and
•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We utilized the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace depends on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition.

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Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be less than anticipated or may not be realized at all, which could adversely affect our business and operating results.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including (i) investments in frontier markets that may not generate profitable growth in the near term, (ii) adding new business and information solutions, and (iii) developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our GAP and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of any GAP growth. There can be no assurances that our GAP and revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

The availability and performance of our technology infrastructure is critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions.

Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

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Although we report our financial results in U.S. dollars, a significant portion of our revenues are generated at auctions held outside the United States, primarily in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business has significant operations in foreign jurisdictions.

We are exposed to risks related to operating in foreign jurisdictions. These risks and uncertainties vary from country to country and our operations may be affected in varying degrees by government regulations. Failure to comply strictly with applicable laws, regulations and local practices relating to auction regulations and other business regulations could impact our ability to operate in these jurisdictions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals.  We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession.  Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;
•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;
•	the performance of our underwritten business (guarantee and outright purchase contracts);
•	general economic conditions in our markets; and
•	the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

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